UNITED STATES                            -----------------------
SECURITIES AND EXCHANGE COMMISSION                  COMMISSION FILE NUMBER
      Washington, D.C. 20549                               1-11596
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            FORM 12b-25                                  CUSIP NUMBER
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    NOTIFICATION OF LATE FILING                          714157-10-4
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(Check One):   [ ] Form 10-K   [ ] Form 20-F  [X] Form 10-Q
               [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended: June 30, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
              Nothing in this form shall be construed to imply that
                   the Commission has verified any information
                                contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Perma-Fix Environmental Services, Inc.
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Full Name of Registrant


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Former Name if Applicable

8302 Dunwoody Place, Suite 250
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Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30350
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City, State and Zip Code

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PART II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition or portion thereof, could not be filed within the prescribed time period.

         The registrant will not file its Form 10-Q for the three and six months period ended June 30, 2007 by August 9, 2007 due to unanticipated delays which arose in connection with the preparation of its financial statements and disclosures requirements resulting from the completion of our acquisition of our Perma-Fix Northwest, Inc. and Perma-Fix Northwest Richland, Inc., as well as the reclassification of our Industrial Segment to discontinued operations. Management deems it necessary that additional time be provided in order to ensure that complete, thorough, and accurate disclosure of all material information is made in its Quarterly report.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Steven T. Baughman             770                     587-9898
         ------------------          -----------           ------------------
              (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report,or portion thereof? [ ] YES [X] NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant estimates that it will have revenues of approximately $13.5 million and $26.5 million for the three and six months ended June 30, 2007, respectively, as compared to $14.0 million and $26.9 million for the same period for 2006. Also, the registrant estimates it will have net income of $1.2 million and $0.1 million for the three and six months ended June 30, 2007, respectively, as compared to $1.8 million and $2.5 million for the same period for 2006.

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                     PERMA-FIX ENVIRONMENTAL SERVICES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2007             By:      /s/ Steven T. Baughman
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                                          Steven T. Baughman
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S. C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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